02052384

0-30020

P.E. 8/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2002

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a translation of the Immediate Report announcing the distribution of an interim dividend to shareholders. The Report has been filed by the registrant with the Israeli Securities Authority, the Tel Aviv Stock Exchange, and the Israeli Registrar of Companies.

This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) two Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608 and 333-13716).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By: ______________________
Name: Aviram
Lahav
Title: Chief
Financial Officer

Date: August 22, 2002

DELTA
GALIL INDUSTRIES LTD.

[UNOFFICIAL TRANSLATION]

Tel Aviv, August 14, 2002

Israeli Securities Authority	Tel Aviv Stock Exchange	Israeli Registrar of Companies
22 Kanfei Nesharim Street	54 Achad Ha'am Street	P.O. Box 767
Jerusalem, Israel	Tel Aviv, Israel	Jerusalem, Israel
BY FACSIMILE AND REGISTERED MAIL	**BY FACSIMILE**	**BY FACSIMILE**

Ladies and Gentlemen,

Re: **Delta Galil Industries Ltd. ("the Company")- Immediate Report**

We hereby notify you that at the meeting of the Company's Board of Directors, on August 13, 2002, it was resolved to distribute an interim dividend of $0.06 per share, according to the representative exchange rate of the dollar on the payment date. This amount represents approximately NIS 0.2861 per share based on the representative exchange rate of the dollar on the reporting date.

The ex-dividend day shall be August 22, 2002.
The payment day shall be September 5, 2002.

The withholding tax rate that shall be deducted from Israeli-domiciled companies, Israeli residents, or foreign residents shall be 15%.

The above tax rate is subject to the final approval of the tax authorities.

Respectfully yours,

Yossi Hajaj, Treasurer and Corporate Secretary
Delta Galil Industries Ltd.
Public Company no. 520025602

This report was sent by facsimile:

To the Securities Authority: August 14, 2002 at _____.
To the Tel Aviv Stock Exchange: August 14, 2002 at _____.

TEXTILE BUILDING, 2 KAUFMAN STREET TEL AVIV 68012 ISRAEL
TEL.972-3-5193636 FAX.972-3-5193705 www.deltagalil.com